Exhibit 99.1

	Contact: Trans World Entertainment John Anderson Chief Financial Officer (518) 452-1242	Contact: Financial Relations Board Marilynn Meek (mmeek@frbir.com) (212) 827-3773

38 Corporate Circle
Albany, NY 12203
www.twec.com		NEWS RELEASEE

TRANS WORLD ENTERTAINMENT ANNOUNCES

APPROVAL OF SELF TENDER OFFER

Albany, NY, June 27, 2013 -- Trans World Entertainment Corporation (Nasdaq: TWMC) today announced that its Board of Directors (the “Board”) has authorized the Company to repurchase shares of the Company’s common stock in a “modified Dutch auction” tender offer for up to $25 million in value of its common stock, at a price of not less than $4.50 and not greater than $5.10 per share (in increments of $0.05) (the “Tender Offer”). This price range represents a 13% premium to a 28% premium to the average closing price per share for the Company’s common stock for the last 120 days.

A “modified Dutch auction” tender offer allows shareholders to indicate how many shares and at what price(s) they wish to tender within the Company’s specified price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable the Company to purchase $25 million in value of its common stock (or a lower amount if the offer is not fully subscribed). All shares purchased by the Company in the Tender Offer will be purchased at the same price.

In the fourth quarter of the fiscal year ended February 2, 2013, the Company declared and paid a special cash dividend of $0.47 per share, the first dividend in the Company’s history. This was a one-time special dividend and does not guarantee any future dividends. In deciding to authorize the Tender Offer, the Board carefully reviewed various alternatives, including the payment of one-time and regular dividends, for returning capital to the Company’s shareholders and increasing long-term shareholder value. The Board determined that the Tender Offer would be the most prudent and effective way to return capital to the Company’s shareholders and increase long-term shareholder value. The Board concluded that the Tender Offer would, among other things, permit shareholders desiring liquidity to reduce their holdings at a time when the Company’s stock price is at or near a five-year high and permit remaining shareholders to benefit from increased future earnings per share.

Robert J. Higgins, Chairman of the Board and Chief Executive Offer did not participate in any of the Board’s decisions regarding the Tender Offer.

The Company expects to fund the Tender Offer from cash on hand and does not expect to borrow any funds for the purpose of the Tender Offer. The Tender Offer will be subject to a number of terms and conditions, which will be specified in the offer to purchase and the other documents relating to the Tender Offer. The Company anticipates commencing the Tender Offer in the near future.

The Tender Offer has not yet been commenced. This press release is for informational purposes and is not an offer to buy or the solicitation of an offer to sell any shares of common stock. The solicitation and offer to buy shares of common stock will only be made pursuant to the offer to purchase and the other documents relating to the Tender Offer, which are expected to be distributed to shareholders in the near future.

Trans World Entertainment is a leading specialty retailer of entertainment products, including video, music, trend, electronics, video games and related products. The Company operates retail stores in the United States, the District of Columbia, and Puerto Rico, primarily under the names f.y.e. for your entertainment and Suncoast and on the web at www.fye.com, www.wherehouse.com, and www.secondspin.com.

Certain statements in this release set forth management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. Actual results may differ materially from those indicated in such statements. Additional information on factors that may affect the business and financial results of the Company and the completion of the Tender Offer can be found in filings of the Company with the Securities and Exchange Commission.

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